SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                09 February 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  3rd Quarter Results announcement made on 09 February 2006




February 9, 2006


THIRD QUARTER AND NINE MONTHS RESULTS TO DECEMBER 31, 2005

THIRD QUARTER HIGHLIGHTS


- Revenue of GBP4,946 million, up 8 per cent (3 per cent excluding acquisitions)

- New wave revenue of GBP1,607 million, up 42 per cent, represents one third of total

- EBITDA before specific items(1) and leaver costs of GBP1,404 million, down GBP8 million

- Profit before taxation, specific items(1) and leaver costs of GBP568 million, up 2 per cent

- Earnings per share before specific items (1) and leaver costs of 5.1 pence, up 4 per cent

- Broadband net additions of 0.7 million, BT Retail's share was 31 per cent


The income statement, cash flow statement and balance sheet, drawn up in accordance with IFRS, from which this information is extracted are set out on pages 12 to 18.


(1) Specific items are material one off or unusual items as defined in note 4 on page 22.


Chief Executive's statement


Ben Verwaayen, Chief Executive, commenting on the third quarter results, said:

"We have delivered yet another good set of results in a dynamic business environment.

"Revenue has grown by 8 per cent and new wave turnover - which now represents one third of our business - is up 42 per cent. Earnings per share* have grown for the fifteenth quarter in a row and the improving trend in underlying EBITDA continues. BT Retail's profitability has grown strongly driven by innovative products and services aligned with continued focus on cost management. Our international business continues to grow rapidly and now delivers services in more than 160 countries around the world. We are fast establishing ourselves as a global leader.

"Broadband growth continues to be very strong with the number of BT Wholesale connections now standing at more than seven million. This is pushing the UK to the front of Europe in broadband take up.

"The transformation of the business continues to deliver value to our customers and shareholders."

* Before leaver costs and specific items which are material one off or unusual items as defined in note 4 on page 22.



RESULTS FOR THE THIRD QUARTER AND NINE MONTHS
TO DECEMBER 31, 2005

                            Third quarter                   Nine months
                      2005     2004   Better       2005      2004   Better
                                      (worse)                        (worse)
                      GBPm     GBPm       %      GBPm      GBPm            %

Revenue              4,946    4,584       8      14,551    13,753            6

EBITDA
  - before specific
   items and leaver
              costs  1,404    1,412      (1)      4,152     4,219           (2)
  - before specific
              items  1,381    1,400      (1)      4,086     4,097            -

Profit before
taxation
  - before specific
   items and leaver
              costs    568      558       2       1,681     1,642            2
  - before specific
              items    545      546       -       1,615     1,520            6
   - after specific
              items    545      795     (31)      1,533     1,777          (14)

Earnings per share
  - before specific
   items and leaver
              costs    5.1p     4.9p      4        14.9p     14.2p           5
  - before specific
              items    4.9p     4.8p      2        14.4p     13.2p           9
   - after specific
              items    4.9p     7.7p    (36)       13.7p     16.3p         (16)

Capital expenditure    759      770       1       2,169     2,267            4

Free cash flow         138      387*    (64)        515     1,138*         (55)

Net debt                                          8,113     8,046           (1)



* Includes disposal proceeds of GBP450 million (nine months - GBP475 million) mainly from the sale of the Eutelsat and Starhub investments.



The commentary focuses on the results before specific items and leaver costs. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful analysis to be made of the trading results of the group. Specific items are defined in note 4 on page 22.

The comparative results have been restated to reflect the requirements of IFRS which the group has adopted (see note 1).

The income statement, cash flow statement and balance sheet are provided on pages 12 to 18. A reconciliation of EBITDA to group operating profit is provided on page 26. A definition and reconciliation of net debt is provided on page 25.


GROUP RESULTS

Revenue was 8 per cent higher at GBP4,946 million in the quarter with the continued strong growth of new wave revenue more than offsetting the decline in traditional revenue. Underlying revenue, adjusted for the acquisitions of Albacom and Infonet, was 3 per cent higher than last year. Earnings per share before specific items and leaver costs increased by 4 per cent to 5.1 pence, the fifteenth consecutive quarter of year on year growth. EBITDA before specific items and leaver costs was down 0.6 per cent compared to 2.3 per cent last quarter, continuing the improving trend of recent quarters.

The strong growth in new wave business has continued and at GBP1,607 million new wave revenue was 42 per cent higher than last year and now represents one third of the group's total revenue. New wave revenue is mainly generated from networked IT services, broadband and mobility. Networked IT services revenue grew by 42 per cent to GBP1,046 million, broadband revenue increased by 48 per cent to GBP374 million and mobility revenue increased by 22 per cent to GBP67 million. Excluding Albacom and Infonet, the organic growth in new wave revenue was 27 per cent.

Networked IT services contract wins were GBP1.2 billion in the third quarter and the value of total orders achieved over the last twelve months was GBP8.1 billion. BT had 6.9 million wholesale broadband connections at December 31, 2005, an increase of 2.8 million connections compared to last year. As a demonstration of BT's commitment to delivering higher speed broadband to UK consumers, technical trials are underway to deliver broadband speeds of up to 8Mbps near nationally. The service will be launched in Spring 2006. During the third quarter, we commenced sales of BT Fusion, the world's first seamless combined fixed and mobile communications service on a single handset.

Revenue from the group's traditional businesses declined by 3 per cent
(5 per cent excluding the impact of Albacom) continuing recent trends. This reflects regulatory intervention, competition, price reductions and also technological changes that we are using to drive customers from traditional services to new wave services.

Consumer revenue in the third quarter was 5 per cent lower. New wave consumer revenue increased by 43 per cent, driven by the continuing growth of broadband. Traditional consumer revenue declined by 10 per cent year on year reflecting the continued impact of Carrier Pre-Selection (CPS), Wholesale Line Rental (WLR) and broadband substitution.

The underlying 12 month rolling average revenue per consumer household (net of mobile termination charges) of GBP252 declined by GBP1 compared to last quarter, with increased broadband volumes almost offsetting lower call revenues. Contracted revenues were 66 per cent of the total, which is 5 percentage points higher than last year.

Revenue from smaller and medium sized (SME) UK businesses declined by 5 per cent. New wave revenue grew by 14 per cent driven by continued growth in broadband and networked IT services. The number of BT Business Plan locations increased by 24 per cent against last year to 520,000 by December 31, 2005, an increase of 3 per cent in the quarter. BT Business Plan now covers over 50 per cent of SME call revenues.

Major corporate (UK and international) revenue showed continued strong growth of 20 per cent compared to the third quarter of last year, with growth in new wave revenue (44 per cent) more than offsetting the decline in traditional services. Excluding the impact of Albacom and Infonet, revenue grew by 9 per cent. There is a continued migration from traditional voice only services to networked IT services and an increase in mobility and broadband revenue. New wave revenue now represents 59 per cent of major corporate revenues.

Wholesale (UK and Global Carrier) revenue increased by 16 per cent (12 per cent excluding the impact of Albacom). UK Wholesale new wave revenue increased by 47 per cent to GBP265 million, mainly driven by broadband and managed services.

Our estimate of market share by volume of fixed to fixed voice minutes is based on our actual minutes, market data provided by Ofcom and an extrapolation of the historical trends. BT's estimated UK consumer market share declined by 1.2 percentage points compared to last quarter to around 58 per cent whilst the estimated business market share remained at around 41 per cent.

Group operating costs before specific items increased by 10 per cent year on year to GBP4,329 million, including the costs from Albacom and Infonet. Net staff costs before leaver costs increased by GBP51 million to GBP980 million due mainly to the acquisitions of Albacom and Infonet, the additional staff to grow networked IT services and increased levels of activity in the network. Leaver costs were GBP23 million in the quarter (GBP12 million last year). Payments to other telecommunication operators increased by 11 per cent year on year at GBP981 million mainly due to the impact of Albacom and Infonet. Other operating costs before specific items increased by GBP217 million mainly due to increased costs of sales from both organic and inorganic growth in networked IT services, partly offset by cost savings from our efficiency programmes. Depreciation and amortisation increased by 2 per cent year on year to GBP710 million.

EBITDA before specific items and leaver costs decreased by 0.6 per cent compared to the 2.3 per cent decline last quarter, continuing the improvement in the underlying trend seen during the year. Group operating profit before specific items and leaver costs decreased by 3 per cent to GBP694 million.

Net finance costs were GBP129 million, an improvement of GBP20 million against last year with the net finance income associated with the group's defined benefit pension obligation of GBP64 million being GBP14 million higher than last year.

Profit before taxation, specific items and leaver costs increased by 2 per cent to GBP568 million with the reduction in net finance costs and share of profits of associates and joint ventures offsetting the reduction in group operating profit.

The effective tax rate on the profit before specific items was 24.6 per cent (25.6 per cent last year). The effective tax rate reflects tax efficient investment of surplus cash and the continued focus on tax efficiency within the group.

Earnings per share before specific items increased by 2 per cent to 4.9 pence, and increased by 4 per cent before specific items and leaver costs.


Cash flow and net debt

Net cash from operating activities in the third quarter amounted to GBP1,218 million, an increase of GBP144 million primarily as a result of lower working capital outflows and tax payments in the quarter.

Cash flows from investing activities were a net cash inflow of GBP1,027 million in the third quarter compared to an outflow of GBP290 million last year. This includes the cash inflow of GBP1,706 million upon the maturity of investments, which were used to fund partly the repayment of maturing debt. The net cash outflow from capital expenditure, net of disposal proceeds, amounted to GBP725 million in the quarter compared to GBP755 million last year.

Cash flows from financing activities were a net outflow of GBP2,741 million in the third quarter compared to GBP1,340 million last year due to the repayment of maturing debt of GBP1,862 million.

Free cash flow was a net inflow of GBP138 million in the third quarter (GBP387 million last year). Last year included disposal proceeds of GBP450 million mainly relating to the sale of the non current asset investments in Eutelsat and Starhub. The share buyback programme continued with the repurchase of 58 million shares for GBP125 million in the quarter. Net debt was GBP8,113 million at December 31, 2005, a reduction of GBP20 million in the quarter. Free cash flow and net debt are defined in notes 7 and 8 on pages
23 to 25.


Pensions

The IAS 19 net pension obligation at December 31, 2005 was a deficit of GBP2.9 billion, net of tax, being a reduction of GBP0.4 billion since March 31, 2005. The BT Pension Scheme had assets of GBP34 billion at December 31, 2005.


21st Century Network

BT continued to make good progress on its 21CN programme during the quarter.

Following the successful conclusion to the second phase of 21CN voice transformation trials on strategic equipment in December 2005, the next phase, the trial of telephone services over the IP network, will begin in the spring.

Operational planning to migrate customers to the 21CN in Cardiff, which will see the first live operation of 21CN, is well advanced. Following successful implementation in Cardiff, BT will proceed to a planned national migration programme. Through the communication forum, Consult 21, BT, in close consultation with industry and Ofcom, has made good progress in agreeing the detailed voice migration plans for the entirety of the migration period.


Line of business results

We reviewed our internal trading arrangements and with effect from April 1, 2005 have made changes to simplify our internal trading and drive synergies. We have restated the comparative line of business results to assist readers in understanding the year on year performance. There is no change to the overall group reported results.

The main changes are firstly, the transfer of BT's UK Major Business operations into BT Global Services from BT Retail. Secondly, Field Services moved from BT Retail to BT Wholesale, in anticipation of the creation of Openreach.

Openreach was launched on January 21, 2006 and will be reported as a separate line of business from the first quarter of next year.
____________________________________________________________________________

The fourth quarter and full year results are expected to be announced on May 18, 2006.



BT Retail
                  ======================================       ============
                    Third quarter ended December 31            Nine months
                                                               ended
                                                               December 31
                 ---------------------------------------       ------------
                 2005     2004*       Better    (worse)          2005     2004*
                 GBPm     GBPm          GBPm          %          GBPm     GBPm
Revenue         2,117    2,175           (58)        (3)        6,372    6,595
Gross margin      592      596            (4)        (1)        1,741    1,757
SG&A before
leaver costs      385      412            27          7         1,150    1,191
EBITDA before
leaver costs      207      184            23         13           591      566
Leaver costs        8        1            (7)      n/m             13        9
EBITDA            199      183            16          9           578      557
Depreciation
and
amortisation       36       33            (3)        (9)          109      109
Operating
profit            163      150            13          9           469      448

Capital
expenditure        32       44            12         27           100      116
=============   =======  =======       =======  =========       =======  =======

*Restated to reflect changes in intra-group trading arrangements.


BT Retail's EBITDA was 9 per cent higher than last year, building on the growth reported last quarter. This is a significant turnaround over the previous year's trends. Gross margins increased by 0.6 percentage points due to improved margin management and greater network efficiency, coupled with cost transformation programmes which helped contribute to SG&A savings of GBP27 million. These factors more than compensated for the 3 per cent decline in revenues. Overall these results led to an improvement in operating profit in the quarter to GBP163 million which is 9 per cent higher than last year.

New wave revenue grew by 34 per cent but was more than offset by the traditional revenue decline of 8 per cent. New wave revenue was 16 per cent of total revenue in the quarter, up from 12 per cent last year.

The reduction in revenue from traditional services was driven by the continued high levels of migration to new wave services such as broadband, which is reflected in a fall of over 45 per cent in dial up internet minutes and a reduction of 8 per cent in ISDN lines.

We have had success with new initiatives to add value to customer propositions, such as BT Privacy. More than 2.9 million customers have registered for the service, an increase of 61 per cent from last quarter.

Broadband revenue grew by 40 per cent to GBP188 million. The growth of broadband continues with 2,328,000 BT Retail connections at December 31, 2005, an increase of 10 per cent in the quarter. Net additions of 217,000 were a 31 per cent share of the BT Wholesale broadband DSL additions in the quarter, an increase of 4 percentage points compared to previous quarter. Market share additions of DSL plus LLU, were 28 per cent in the quarter, an increase of 3 percentage points compared to the previous quarter.

In October, we re-launched our simplified consumer broadband tariffs, offering new and existing customers wireless routers as standard in the higher tier products, enhanced security features and the option of price competitive Voice over IP (VoIP) services. Overall consumer broadband net additions were 176,000 for the quarter, an increase in net additions of 11 per cent compared with the previous quarter.

Business broadband sales orders increased over 30 per cent in the quarter. The number of customers also taking additional value add services increased over one hundred percent in the quarter with each broadband order including an average of
1.1 value add services.

Revenue from mobility services increased by 37 per cent year on year to GBP41 million. BT Fusion, the world's first seamless combined fixed and mobile service, has generated significant customer interest. Following launch of the market leading V3B ( Motorola RAZR) phone, weekly customer connections have continued to rise, and reached over 2,000 for the week ending February 3, 2006, bringing the total number of Fusion customers to over 13,000. The launch of a BT Fusion proposition for the business market is expected to accelerate further connections over the next quarter.

Our plan is to introduce a range of converged next generation services to help make life simpler and better for our customers. At the heart of this will be the BT Hub, which will enable wireless networking for all the family's PCs and laptops, next generation TV, voice calls over broadband, video telephony, high definition voice, monitoring services and remote diagnostics. Our next generation TV service offering, to be launched later this year, will include content from Warner Music, Paramount Pictures, BBC Worldwide, National Geographic Channel, Hit Entertainment and Nelvana.


BT Wholesale
                ======================================        =============
                    Third quarter ended December 31           Nine months
                                                              ended December 31
                --------------------------------------        -------------
                2005     2004*       Better (worse)             2005      2004*
                GBPm     GBPm          GBPm          %          GBPm      GBPm
External
revenue        1,070      954           116         12         3,115     2,847
Internal
revenue        1,236    1,318           (82)        (6)        3,773     3,961
Revenue        2,306    2,272            34          1         6,888     6,808
Variable cost
of sales         551      544            (7)        (1)        1,634     1,653
Gross
variable
profit         1,755    1,728            27          2         5,254     5,155
Network and
SG&A before
leaver costs     777      743           (34)        (5)        2,315     2,216
EBITDA before
leaver costs     978      985            (7)        (1)        2,939     2,939
Leaver costs       2        1            (1)      n/m              8        59
EBITDA           976      984            (8)        (1)        2,931     2,880
Depreciation
and
amortisation     467      473             6          1         1,386     1,429
Operating
profit           509      511            (2)         -         1,545     1,451

Capital
expenditure      491      514            23          4         1,422     1,539
=============  =======  =======       =======  =========      =======  ========

*Restated to reflect changes in intra-group trading arrangements.


BT Wholesale revenue of GBP2,306 million increased by 1 per cent driven by external revenue growth of 12 per cent. Increases in external revenue were attributable to strong revenue growth in WLR and new wave services. External revenue from new wave services increased by 47 per cent to GBP265 million and now accounts for 25 per cent of external revenue compared to 19 per cent last year.

Internal revenue declined by 6 per cent to GBP1,236 million due to the impact of lower volumes of calls and lines and lower regulatory prices being reflected in internal charges. This was partially offset by strong growth from internal broadband revenue.

Gross variable profit of GBP1,755 million is 2 per cent higher than last year as a result of overall volume increases and a favourable change in sales mix, with broadband growth more than offsetting the decline in traditional products. Higher network and SG&A costs reflect benefits from improved working capital management last year, and higher broadband activity levels this year combined with investment to improve customer service. Overall, this has resulted in a slight decline in EBITDA. Lower depreciation has resulted in operating profit remaining flat.

Capital expenditure in the quarter was 4 per cent lower than last year. Investment in legacy network technologies is lower than last year, whilst capital expenditure continues to be focused on the 21st Century Network and supporting the growth in broadband.


BT Movio, a wholesale service providing mobile operators with TV and radio channels to mobile handsets is set for commercial launch later this year. BT Movio intends to be the first wholesale mobile broadcast entertainment service to launch in the UK and will provide consumers with a simple to use and reliable digital TV and radio service.


BT Global Services

                =======================================         =============
                Third quarter ended December 31                 Nine months
                                                               ended December 31
                ---------------------------------------        -------------
                 2005     2004*       Better (worse)             2005     2004*
                 GBPm     GBPm          GBPm          %          GBPm     GBPm
Revenue         2,211    1,843           368         20         6,391    5,426
EBITDA before
leaver costs      246      245             1          -           718      704
Leaver costs        4        6             2         33            28       44
EBITDA            242      239             3          1           690      660
Depreciation
and
amortisation      160      133           (27)       (20)          470      402
Operating
profit             82      106           (24)       (23)          220      258

Capital
expenditure       169      141           (28)       (20)          482      446
=============   =======  =======       =======  =========       =======  =======

*Restated to reflect changes in intra-group trading arrangements.


BT Global Services revenue for the quarter rose by 20 per cent to GBP2,211 million. Underlying growth, excluding acquisitions, was 8 per cent. Revenue growth was driven by networked IT services. In addition Multi Protocol Label Switching (MPLS) grew 35 per cent year on year. Carrier revenue in underlying terms was up 2 per cent in addition to being boosted by additional revenues from Albacom. Order intake remained very strong with networked IT services contract orders of GBP1.2 billion taken in the quarter resulting in orders of GBP8.1 billion over the last twelve months. A EUR450 million five year contract with Fiat was secured during the quarter as well as a realigned and extended contract with the Department for Work and Pensions.

EBITDA before leaver costs increased year on year by GBP1 million. Growth in new wave and MPLS profitability, including the effect of acquisitions, of GBP26 million was largely offset by the ongoing decline in UK traditional products, including migration to IPVPNs sold to UK corporates and further reductions in dial IP due to broadband substitution. Higher depreciation costs in the acquisitions led to a fall in operating profit of GBP24 million.

Capital expenditure in the quarter at GBP169 million rose by GBP28 million due mostly to the impact of expenditure in Albacom and Infonet.

BT is playing a prominent role in the NHS National Programme for IT delivering the national broadband network (N3), the Spine transactional and messaging database and the London local service provider IT systems. BT successfully installed 12,000 connections on the N3 network five months ahead of schedule. Spine now has more then 180,000 registered users. In London, BT delivered on schedule the first patient administration system specifically designed for the National Programme, to Queen Mary's Sidcup. BT continues the roll out of additional deployments across London, including Picture Archiving and Communications Systems.


GROUP INCOME STATEMENT
for the three months ended December 31, 2005

------------------------- ------      ---------------    -----------  ---------
                                      Before specific      Specific       Total
                                                items         items
                                                            (note 4)
(unaudited)                Notes                 GBPm          GBPm       GBPm
------------------------- ------           ----------   -----------  ---------

Revenue                        2                4,946             -      4,946
Other operating income                             54             -         54
Operating costs                3               (4,329)            -     (4,329)
Operating profit               2                  671             -        671

Finance costs                                    (693)            -       (693)
Finance income                                    564             -        564
Net finance costs              5                 (129)            -       (129)

Share of post tax profits
of associates and joint
ventures                                            3             -          3

Profit before taxation                            545             -        545

Taxation                                         (134)            -       (134)

Profit for the period
attributable to equity
shareholders                                      411             -        411

Earnings per share             6
              - basic                             4.9p                     4.9p
              - diluted                           4.8p                     4.8p
-------------------------  ------           ----------   -----------  ---------





GROUP INCOME STATEMENT
for the three months ended December 31, 2004

-------------------------  ------     ---------------    -----------   ---------
                                      Before specific      Specific      Total
                                                items         items
                                                            (note 4)
(unaudited)                Notes                 GBPm          GBPm       GBPm
------------------------- ------           ----------   -----------  ---------

Revenue                        2                4,584             -      4,584
Other operating income                             55             -         55
Operating costs                3               (3,934)          (10)    (3,944)
Profit on sale of non
current asset investments                           -           284        284
Operating profit               2                  705           274        979

Finance costs                                    (692)            -       (692)
Finance income                                    543             -        543
Net finance costs              5                 (149)            -       (149)

Share of post tax losses
of associates and joint
ventures                                          (10)          (25)       (35)

Profit before taxation                            546           249        795

Taxation                                         (140)            3       (137)

Profit for the period
attributable to equity
shareholders                                      406           252        658

Earnings per share             6
              - basic                             4.8p                     7.7p
              - diluted                           4.7p                     7.7p
 -------------------------  ------           ----------   -----------  ---------



GROUP INCOME STATEMENT
for the nine months ended December 31, 2005

------------------------  ------    ---------------   -----------    ---------
                                    Before specific      Specific      Total
                                              items         items
                                                          (note 4)
(unaudited)               Notes                GBPm          GBPm       GBPm
------------------------ ------         -----------   -----------  ---------

Revenue                       2              14,551             -     14,551
Other operating income                          149             -        149
Operating costs               3             (12,725)          (82)   (12,807)
Operating profit (loss)       2               1,975           (82)     1,893

Finance costs                                (2,085)            -     (2,085)
Finance income                                1,714             -      1,714
Net finance costs             5                (371)            -       (371)

Share of post tax profits
of associates and joint
ventures                                         11             -         11

Profit (loss) before
taxation                                      1,615           (82)     1,533

Taxation                                       (402)           25       (377)

Profit (loss) for the
period attributable to
equity shareholders                           1,213           (57)     1,156

Earnings per share            6
             - basic                           14.4p                    13.7p
             - diluted                         14.2p                    13.5p
 ------------------------  ------         -----------   -----------    ---------



GROUP INCOME STATEMENT
for the nine months ended December 31, 2004

------------------------ ------       ---------------     ----------- ---------
                                      Before specific  Specific items     Total
                                                items        (note 4)
(unaudited)               Notes                  GBPm           GBPm       GBPm
------------------------ ------            ----------    -----------  ---------

Revenue                       2                13,753              -     13,753
Other operating income                            154              -        154
Operating costs               3               (11,909)           (30)   (11,939)
Profit on sale of non
current asset investments                           -            312        312
Operating profit              2                 1,998            282      2,280

Finance costs                                  (2,084)             -     (2,084)
Finance income                                  1,626              -      1,626
Net finance costs             5                  (458)             -       (458)

Share of post tax losses
of associates and joint
ventures                                          (20)           (25)       (45)

Profit before taxation                          1,520            257      1,777

Taxation                                         (396)             8       (388)

Profit for the period                           1,124            265      1,389

Attributable to:
Equity shareholders                             1,125            265      1,390
Minority interests                                 (1)             -         (1)

Earnings per share            6
             - basic                             13.2p                     16.3p
             - diluted                           13.1p                     16.2p
------------------------ ------            ----------    -----------  ---------





GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE for the nine months ended December 31, 2005

------------------------------------         --------------------------------
                                                          Nine months
                                                       ended December 31
                                                  2005                   2004
(unaudited)                                       GBPm                   GBPm
------------------------------------          --------              ---------

Profit for the period                            1,156                  1,389

Actuarial gains on defined benefit pension
obligation                                         625                    800
Net losses on cash flow hedges                    (117)                     -
Exchange differences on translation of foreign
operations                                          23                     47
Tax on items taken directly to equity             (153)                  (240)
Net gains recognised directly in equity            378                    607

Total recognised income for the period           1,534                  1,996
Effect of adoption of IAS 32 and IAS 39           (337)                     -

Total recognised income attributable to equity
shareholders                                     1,197                  1,996





GROUP CASH FLOW STATEMENT
for the three months and nine months ended December 31, 2005

------------------------- -----------------------       -----------------------
                                 Third quarter                 Nine months
                               ended December 31             ended December 31
                              2005           2004            2005          2004
(unaudited)                   GBPm           GBPm            GBPm          GBPm
------------------------- --------       --------       ---------       -------

Cash flow from operating
activities
Cash generated from
operations (note 7 (a))      1,293          1,207           3,639         3,830
Income taxes paid              (75)          (133)           (317)         (175)
Net cash inflow from
operating activities         1,218          1,074           3,322         3,655

Cash flow from investing
activities
Net sale (acquisition) of
subsidiaries, associates
and joint ventures             (24)           (11)           (112)            -
Net purchase of property,
plant, equipment
and software                  (725)          (755)         (2,082)       (2,210)
Interest received               70             32             166           135
Net sale of short term
investments and non
current asset investments    1,706            444           2,288           722
Net cash received (used)
in investing activities      1,027           (290)            260        (1,353)

Cash flows from financing
activities
Repurchase of ordinary
share capital                 (124)           (31)           (233)         (130)
Net repayments of
borrowings                  (2,182)          (895)         (2,206)       (1,171)
Interest paid                 (426)          (414)           (891)         (918)
Equity dividends paid           (9)             -            (549)         (454)
Net cash used in financing
activities                  (2,741)        (1,340)         (3,879)       (2,673)

Effects of exchange rate
changes                        (23)           (22)              -           (20)
Net decrease in cash and
cash equivalents              (519)          (578)           (297)         (391)

Cash and cash equivalents
at beginning of period       1,532          1,192           1,310         1,005

Cash and cash equivalents,
net of bank overdrafts, at
end of period (note 7 (c))   1,013            614           1,013           614

Free cash flow (note 7 (b))    138            387             515         1,138

Increase (decrease) in net
debt from cash flows
(note 8 (b))                    19           (345)            379          (554)



GROUP BALANCE SHEET
at December 31, 2005

-------------------------            -----------        -----------  ---------
                                     December 31         December 31   March 31
                                            2005               2004       2005
(unaudited)                                 GBPm               GBPm       GBPm
-------------------------            -----------        -----------  ---------
Non current assets
Goodwill and other intangible
assets                                     1,518                759      1,259
Property, plant and equipment             15,347             15,179     15,386
Other non current assets                     116                438        133
Deferred tax assets                        1,222              1,301      1,434

                                          18,203             17,677     18,212

Current assets
Inventories                                  125                119        106
Trade and other receivables                4,640              4,100      4,269
Other financial assets                     1,548              3,983      3,634
Cash and cash equivalents                  1,247                615      1,312
                                           7,560              8,817      9,321

Total assets                              25,763             26,494     27,533

Current liabilities
Loans and other borrowings                 3,471              1,883      4,261
Trade and other payables                   6,102              5,776      6,772
Other current liabilities                  1,137              1,146      1,080

                                          10,710              8,805     12,113

Total assets less current
liabilities                               15,053             17,689     15,420

Non current liabilities
Loans and other borrowings                 7,493              9,965      7,744
Deferred tax liabilities                   1,520              1,737      1,715
Retirement benefit obligations             4,074              4,336      4,781
Other non current liabilities              1,404              1,230      1,085

                                          14,491             17,268     15,325
Capital and reserves
Called up share capital                      432                432        432
Reserves                                      80                (60)      (387)
Total equity shareholders' funds             512                372         45
Minority interests                            50                 49         50
Total equity                                 562                421         95

                                          15,053             17,689     15,420
-------------------------            -----------        -----------  ---------



NOTES (unaudited)

1 Accounting policies and basis of preparation

These primary statements and selected notes comprise the unaudited interim consolidated financial results of BT Group plc ("the group") for the quarter and nine months ended December 31, 2005 and 2004, respectively. These interim financial results do not comprise statutory accounts within the meaning of
Section 240 of the Companies Act 1985. Statutory accounts for the year ended March 31, 2005 were approved by the Board of Directors on May 18, 2005 and published on June 1, 2005. The auditor's report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

Previously the group prepared its audited annual financial statements and unaudited quarterly results under UK Generally Accepted Accounting Principles (UK GAAP). From April 1, 2005 the group is required to present its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union (EU). On July 28, 2005, the group issued its first quarter results which also contained information on the impact of IFRS on comparative periods in advance of the publication of the group's annual results under IFRS. Details of the group's principal accounting policies under IFRS were also included. The financial information set out in this interim statement has been prepared in accordance with those accounting policies and the directors intend to apply those policies in the preparation of the consolidated financial statements for the year ended March 31, 2006.

Standards currently in issue and adopted by the EU are subject to interpretation issued from time to time, by the International Financial Reporting Interpretations Committee (IFRIC). Further standards may be issued by the International Accounting Standards Board that will be adopted for financial years beginning on April 1, 2005. Furthermore, due to a number of new and revised Standards included within the body of the Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the group's first IFRS financial statements for the year ended March 31, 2006 may be subject to change.

These interim financial results have been prepared under the historical cost convention, except in respect of certain financial assets and liabilities. As permitted, the group has chosen not to adopt IAS 34 "Interim Financial Statements", and therefore these interim financial results are not in full compliance with IFRS.


2   Results of businesses

(a)  Operating results
                       External  Internal  Group     Group operating    EBITDA
                       revenue   revenue   revenue   profit (loss) (ii) (ii)
                          GBPm      GBPm      GBPm               GBPm     GBPm
Third quarter ended
December 31, 2005
BT Retail                2,036        81     2,117                163      199
BT Wholesale             1,070     1,236     2,306                509      976
BT Global Services       1,837       374     2,211                 82      242
Other                        3         -         3                (83)     (36)
Intra-group items(i)         -    (1,691)   (1,691)                 -        -

Total                    4,946         -     4,946                671    1,381

Third quarter ended
December 31, 2004
(restated - see below)
BT Retail                2,111        64     2,175                150      183
BT Wholesale               954     1,318     2,272                511      984
BT Global Services       1,513       330     1,843                106      239
Other                        6         -         6                (62)      (6)
Intra-group items(i)         -    (1,712)   (1,712)                 -        -

Total                    4,584         -     4,584                705    1,400

Nine months ended
December 31, 2005
BT Retail                6,130       242     6,372                469      578
BT Wholesale             3,115     3,773     6,888              1,545    2,931
BT Global Services       5,293     1,098     6,391                220      690
Other                       13         -        13               (259)    (113)
Intra-group items(i)         -    (5,113)   (5,113)                 -        -

Total                   14,551         -    14,551              1,975    4,086

Nine months ended
December 31, 2004
(restated - see below)
BT Retail                6,410       185     6,595                448      557
BT Wholesale             2,847     3,961     6,808              1,451    2,880
BT Global Services       4,477       949     5,426                258      660
Other                       19         -        19               (159)       -
Intra-group items(i)         -    (5,095)   (5,095)                 -        -

Total                   13,753         -    13,753              1,998    4,097


(i) Elimination of intra-group revenue between businesses, which is included in the total revenue of the originating business.

(ii)                 Before specific items.


We have reviewed our internal trading arrangements and with effect from April 1, 2005 have made changes to simplify our internal trading and drive synergies. We have restated the comparative line of business results to assist readers in understanding the year on year performance. There is no change to the overall group reported results.


2 Results of businesses continued

(b) Revenue analysis

                --------------------------------         ---------------------
                         Third quarter ended               Nine months ended
                            December 31                        December 31
                --------------------------------         ---------------------
                  2005     2004   Better (worse)            2005          2004
                  GBPm     GBPm     GBPm      %             GBPm          GBPm
Traditional      3,339    3,449     (110)    (3)          10,120        10,649
New wave         1,607    1,135      472     42            4,431         3,104
                 4,946    4,584      362      8           14,551        13,753

Consumer         1,333    1,409      (76)    (5)           4,012         4,255
Business           573      606      (33)    (5)           1,752         1,858
Major Corporate  1,769    1,473      296     20            5,065         4,341
Wholesale/
Carrier          1,268    1,090      178     16            3,709         3,280
Other                3        6       (3)   (50)              13            19
                 4,946    4,584      362      8           14,551        13,753


(c)                New wave revenue analysis

                --------------------------------         ---------------------
                         Third quarter ended               Nine months ended
                            December 31                        December 31
                --------------------------------         ---------------------
                    2005     2004   Better (worse)           2005         2004
                    GBPm     GBPm     GBPm      %            GBPm         GBPm
Networked IT
services           1,046      738      308     42           2,868        2,071
Broadband            374      253      121     48           1,038          638
Mobility              67       55       12     22             193          147
Other                120       89       31     35             332          248
                   1,607    1,135      472     42           4,431        3,104



(d) Capital expenditure(1) on property, plant, equipment, software and motor vehicles:

                --------------------------------         ---------------------
                         Third quarter ended               Nine months ended
                            December 31                        December 31
                --------------------------------         ---------------------
                   2005    2004   Better (worse)            2005          2004
                   GBPm    GBPm    GBPm       %             GBPm          GBPm
BT Retail            32      44      12      27              100           116
BT Wholesale
Access              238     268      30      11              723           811
Switch                9      31      22      71               27            86
Transmission         45      73      28      38              143           168
Products/systems
support             199     142     (57)    (40)             529           474
                    491     514      23       4            1,422         1,539

BT Global
Services            169     141     (28)    (20)             482           446
Other (including
fleet vehicles
and property)        67      71       4       6              165           166

Total               759     770      11       1            2,169         2,267


(1)Capital expenditure, which is recognised on an accruals basis, includes computer software which is classified within intangible assets.

3   Operating costs

                                   Third quarter ended       Nine months ended
                                       December 31               December 31
                                     2005         2004          2005      2004
                                     GBPm         GBPm          GBPm      GBPm
Net staff costs(1) before leaver
costs                                 980          929         2,947     2,686
Leaver costs                           23           12            66       122
Net staff costs                     1,003          941         3,013     2,808
Depreciation and amortisation         710          695         2,111     2,099
Payments to telecommunication
operators                             981          880         2,891     2,832
Other operating costs               1,635        1,418         4,710     4,170
Total before specific items         4,329        3,934        12,725    11,909
Specific items (note 4)                 -           10            82        30

Total                               4,329        3,944        12,807    11,939


(1) Net staff costs comprise gross staff costs less own work capitalised.


4   Specific items

BT will continue to separately identify and disclose any material one off or unusual items (termed "specific items"). This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group. "Specific items" may not be comparable to similarly titled measures used by other companies. In the comparative period the specific items were previously referred to as exceptional items under UK GAAP.

                                 Third quarter ended        Nine months ended
                                       December 31               December 31
                                  2005           2004          2005       2004
                                  GBPm           GBPm          GBPm       GBPm
Operating costs (income)

Creation of Openreach                -              -            70          -
Property rationalisation costs       -             10            12         30
Profit on sale of non current
asset investments                    -           (284)            -       (312)
Total specific items                 -           (274)           82       (282)


5   Net finance costs
                                   Third quarter ended      Nine months ended
                                         December 31              December 31
                                       2005       2004         2005      2004
                                       GBPm       GBPm         GBPm      GBPm
Finance costs (1) before pension
interest                                239        262          723       794
Interest on pension scheme
liabilities                             454        430        1,362     1,290
Finance costs                           693        692        2,085     2,084

Finance income before pension
income                                  (46)       (63)        (161)     (187)
Expected return on pension scheme
assets                                 (518)      (480)      (1,553)   (1,439)
Finance income                         (564)      (543)      (1,714)   (1,626)

Net finance costs                       129        149          371       458


(1) Finance costs in the third quarter and nine months ended December 31, 2005 include a GBP1 million charge and GBP6 million net credit, respectively, arising from the re-measurement of financial instruments which are not in hedging relationships on a fair value basis. A component of these net credits in the nine months ended December 31, 2005 is the fair value movement in, and realised gain arising from, the early redemption of the US dollar 2008 LG Telecom convertible bond amounting to GBP27 million.

6   Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts and treasury shares. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account. The average number of shares in the periods were:

                             Third quarter                   Nine months
                          ended December 31               ended December 31
                          2005         2004                2005          2004
                          Millions of shares              Millions of shares
Basic                    8,407        8,512               8,444         8,535
Diluted                  8,523        8,579               8,560         8,591


7 (a) Reconciliation of profit to cash generated from operations

                                       Third quarter            Nine months
                                     ended December 31       ended December 31
                                     2005         2004          2005     2004
                                     GBPm         GBPm          GBPm     GBPm
Profit before tax                     545          795         1,533    1,777
Depreciation and amortisation         710          695         2,111    2,099
Associates and joint ventures          (3)          35           (11)      45
Employee share scheme costs            22            8            59       20
Net finance costs                     129          149           371      458
Profit on disposal of
property assets and non
current asset investments               -         (291)          -       (334)
Changes in working capital           (124)        (216)         (585)    (367)
Provisions movements,
pensions and other                     14           32           161      132
Cash generated from
operations                          1,293        1,207         3,639    3,830

7 (b) Free cash flow
                                         Third quarter        Nine months
                                       ended December 31    ended December 31
                                         2005     2004         2005      2004
                                         GBPm     GBPm         GBPm      GBPm
Cash generated from operations          1,293    1,207        3,639     3,830
Income taxes paid                         (75)    (133)        (317)     (175)
Net cash inflow from operating
activities                              1,218    1,074        3,322     3,655
Included in cash flows from investing
activities
Net purchase of property, plant,
equipment and software                   (725)    (755)      (2,082)   (2,210)
Net (purchase) sale of non current
asset investments                           -      450           (1)      475
Dividends received from associates          1        -            1         1
Interest received                          70       32          166       135
Included in cash flows from financing
activities
Interest paid                            (426)    (414)        (891)     (918)
Free cash flow                            138      387          515     1,138



Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid) and less the acquisition or disposal of group undertakings. It is not a measure recognised under IFRS but is a key indicator used by management in order to assess operational performance.

(c) Cash and cash equivalents
                                              At December 31       At March 31
                                             2005      2004               2005
                                             GBPm      GBPm               GBPm
Cash at bank and in hand                      502       132                206
Short term deposits                           745       483              1,106
Cash and cash equivalents                   1,247       615              1,312
Bank overdrafts                              (234)       (1)                (2)
                                            1,013       614              1,310


8   Net debt

Net debt at December 31, 2005 was GBP8,113 million (December 31, 2004 - GBP8,046 million, March 31, 2005 - GBP7,893 million).

Net debt consists of borrowings less financial assets and cash and cash equivalents. Borrowings are measured as the net proceeds raised, adjusted to amortise any discount over the term of the debt. Financial assets and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged.

This definition of net debt reflects the future cash flows due to arise on maturity of financial instruments and removes the balance sheet volatility arising from the re-measurement of hedged risks under fair value hedges and the use of the amortised cost method that is required by IAS 39. It is not a measure recognised under IFRS but is used by management to measure and monitor performance.


(a) Analysis
                                                   At December 31    At March 31
                                                   2005      2004         2005
                                                   GBPm      GBPm         GBPm
Loans and other borrowings                       10,964    11,848       12,005
Cash and cash equivalents                        (1,247)     (615)      (1,312)
Other current financial assets (1)               (1,289)   (3,964)      (3,491)
                                                  8,428     7,269        7,202
Adjustments:
To retranslate currency denominated balances at
swapped rates where hedged                          (40)      777          691
To recognise investments and borrowings at net
proceeds and unamortised discount                  (287)        -            -
Other                                                12         -            -
Net debt                                          8,113     8,046        7,893


After allocating the element of the adjustments which impact loans and other borrowings, gross debt at December 31, 2005 was GBP10,420 million (December 31, 2004 - GBP12,644 million, March 31, 2005 - GBP12,696 million).


(1) Excluding derivative financial instruments of GBP259 million, GBP19 million and GBP143 million at December 31, 2005 and 2004 and March 31, 2005, respectively.


(b) Reconciliation of net cash flow to movement in net debt

                                        Third quarter ended       Nine months
                                             December 31     ended December 31
                                           2005      2004        2005     2004
                                           GBPm      GBPm        GBPm     GBPm
Net debt at beginning of period           8,133     8,373       7,893    8,530
Increase (decrease) in net debt
resulting from cash flows                    19      (345)        379     (554)
Net debt assumed or issued on
acquisitions                                  -         -           1        -
Currency movements                          (41)      (21)        (65)      20
Other non-cash movements                      2        39         (95)      50
Net debt at end of period                 8,113     8,046       8,113    8,046

9    Changes in equity

                                                             Nine months ended
                                                               December 31
                                                             2005         2004
                                                             GBPm         GBPm

Shareholders' funds (deficit)                                  45       (1,085)
Minority interests                                             50           46
                                                               95       (1,039)
Effect of adoption of IAS 32 and IAS 39                      (337)           -

Deficit at beginning of period                               (242)      (1,039)

Total recognised income for the period                      1,534        1,996
Employee share schemes                                         48           43
Issues of shares                                                4            -
Net movement in treasury shares                              (231)        (135)
Dividends on ordinary shares                                 (551)        (454)
Other                                                           -           10
Net changes in equity for the financial period                804        1,460

Equity at end of period
Shareholders' funds                                           512          372
Minority interests                                             50           49
                                                              562          421



10   Earnings before interest, taxation, depreciation and amortisation (EBITDA)

                                      Third quarter ended    Nine months
                                      December 31            ended December 31
                                         2005      2004         2005      2004
                                         GBPm      GBPm         GBPm      GBPm
Operating profit                          671       979        1,893     2,280
Specific items (note 4)                     -      (274)          82      (282)
Depreciation and amortisation (note       710       695        2,111     2,099
3)
EBITDA before specific items            1,381     1,400        4,086     4,097


Earnings before interest, taxation, depreciation and amortisation (EBITDA) before specific items is not a measure recognised under IFRS, but it is a key indicator used by management in order to assess operational performance.

11   Dividends

The directors declared an interim dividend of 4.3 pence per share (3.9 pence last year) on November 10, 2005. This will be paid on February 13, 2006 to shareholders who were on the register at December 30, 2005. This interim dividend, amounting to GBP362 million (GBP332 million last year) has not been included as a liability as at December 31, 2005. It will be recognised as an appropriation of retained earnings within shareholders' equity in the quarter ended March 31, 2006.

12   United States Generally Accepted Accounting Principles (US GAAP)

The results set out above have been prepared in accordance with the basis of preparation as set out in note 1. The table below sets out the results calculated in accordance with US GAAP.

                                  Third quarter ended           Nine months
                                     December 31             ended December 31
                                   2005          2004          2005      2004
Net income attributable to          253           503           836       983
shareholders (GBPm)

Earnings per ADS (GBP)
                - basic            0.30          0.59          0.99      1.15
                - diluted          0.29          0.58          0.97      1.14


Each American Depositary Share (ADS) represents 10 ordinary shares of BT Group plc.

Shareholders' equity, calculated in accordance with US GAAP, is a GBP780 million deficit at December 31, 2005 (December 31, 2004 - GBP1,304 million deficit, March 31, 2005 - GBP584 million deficit).


13   Reconciliation of UK GAAP to IFRS for comparative periods

On July 28, 2005 the group issued its first quarter results which also included appendices presenting and explaining the consolidated results of the group restated from UK GAAP onto an IFRS basis for the year ended March 31, 2005, the three months ended June 30, 2004 and the balance sheet as at April 1, 2004 and June 30, 2004. The group has adopted IAS 39 and IAS 32 prospectively from April 1, 2005 and a reconciliation of the group's IFRS balance sheet from March 31, 2005 to April 1, 2005 was also included in the IFRS information presented with the first quarter results. The first quarter results are available on the group's website at www.btplc.com/Sharesandperformance

In this interim statement the group is also presenting a reconciliation from UK GAAP to IFRS of the profit for the comparable financial period (the quarter and nine months ended December 31, 2004), together with the equity at the end of the comparable period (December 31, 2004).

13   Reconciliation of UK GAAP to IFRS for comparative periods continued

(a) Reconciliation of profit between UK GAAP and IFRS

                              Notes        Third quarter           Nine months
                                       ended December 31     ended December 31
                                                    2004                  2004
                                                    GBPm                  GBPm
Profit attributable to
shareholders under UK GAAP                           653                 1,385

Effect of transition to IFRS
(net of tax)
Pensions                      i                       22                    64
Goodwill                      ii                       4                    12
Share based payments          iii                     (6)                  (15)
Leases                        iv                     (18)                  (55)
Other                                                  3                    (2)
Profit attributable to
shareholders under IFRS                              658                 1,389


(b) Reconciliation of equity between UK GAAP and IFRS

                              Notes                             At December 31
                                                                          2004
                                                                          GBPm
Total equity under UK GAAP                                               4,104

Effect of transition to IFRS
(net of tax)
Pensions                      i                                         (3,762)
Goodwill                      ii                                            12
Share based payments          iii                                            4
Leases                        iv                                          (269)
Dividends                     v                                            332

Total equity under IFRS                                                    421



Notes

i Pensions

Cumulative actuarial gains and losses in respect of the group's defined benefit pension schemes have been recognised in full on transition to IFRS (April 1, 2004). Actuarial gains and losses arising from the transition date are being recognised immediately in reserves, in accordance with the amended version of IAS 19 "Employee benefits". An actuarial gain of GBP560 million (net of tax) arose in the nine months ended December 31, 2004. The income statement charge is split between an operating charge and a net finance charge. The charge to operating costs in respect of pensions has increased by GBP19 million for the third quarter ended December 31, 2004 (GBP58 million for the nine months ended December 31, 2004) and net finance income has increased by GBP50 million for the third quarter ended December 31, 2004 (GBP149 million for the nine months ended December 31, 2004), giving rise to an overall increase in earnings of GBP31 million for the quarter ended December 31, 2004 (GBP91 million for the nine months ended December 31, 2004). The associated deferred tax benefit recognised in the income statement for the quarter ended December 31, 2004 was GBP9 million (GBP27 million for the nine months ended December 31, 2004).

A pension liability was recognised at December 31, 2004 of GBP4,336 million and associated deferred tax asset of GBP1,301 million. This was offset by the reversal of provisions and other creditors of GBP37 million. The pension prepayment of GBP1,099 million on the UK GAAP balance sheet has also been reversed including the associated deferred tax liability of GBP335 million. The net effect has been a reduction in shareholders' funds of GBP3,762 million.


ii Goodwill

The group has used the exemption available under IFRS 1 for not restating business combinations. IFRS 3 "Business Combinations" requires that goodwill arising from business combinations should not be amortised. Accordingly, the UK GAAP goodwill amortisation charge of GBP4 million for the quarter ended December 31, 2004 (GBP12 million for the nine months ended 31 December 2004) has been reversed. There is no tax impact.


iii Share based payments

Under IFRS 2 "Share based payment", an expense must be recognised in the income statement for all share based payments. This expense is based on the fair value at the date of the award, using an option pricing model, and is charged to the income statement over the related performance period. This has resulted in an increased operating charge for the quarter ended December 31, 2004 of GBP8 million (GBP20 million for the nine months ended December 31, 2004). The credit entry for the share based payments is recognised directly in reserves as the awards are equity settled, therefore there is no overall impact on shareholders' equity.


iv Leases

Under IAS 17 "Leases" the buildings element of a small number of properties have been reclassified from operating leases under UK GAAP to finance leases under IFRS, and lease rentals under BT's sale and leaseback transactions are recognised on a straight line basis. For those properties reclassified as finance leases, profit before tax for the quarter ended December 31, 2004 has been reduced by GBP1 million (GBP3 million for the nine months ended December 31, 2004) as a result of the recognition of depreciation and finance lease interest charges and the removal of the UK GAAP operating lease charges. Recognising the operating lease charges on a straight line basis has further reduced profit before tax for the quarter ended December 31, 2004 by GBP25 million (GBP76 million for the nine months ended December 31, 2004). The associated deferred tax benefit recognised in the income statement for the quarter ended December 31, 2004 was GBP8 million (GBP24 million for the nine months ended December 31, 2004).


v Dividends

Under UK GAAP the dividend charge was recognised in the profit and loss account in the period to which it related. Under IFRS, dividends are not recognised in the income statement but directly within reserves. The final dividend is recognised only when it has been declared and approved by the company in general meeting. Interim dividends are recognised when they are paid. Therefore the interim dividend liability of GBP332 million has been reversed because it was paid after December 31, 2004.



Forward-looking statements - caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: continued growth in new wave revenue, mainly from networked IT services, broadband and mobility growth; implementation of BT's 21st Century Network programme; cost transformation and savings; introduction of next generation services; and delivering value through transformation of the business.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; and general financial market conditions affecting BT's performance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

The IFRS position as stated is BT's current view, based on the Standards currently in issue, and changes may arise as new accounting pronouncements are developed and issued. Due to a number of new and revised Standards, included within the body of Standards that comprise IFRS, there is not yet a significant body of established best practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this stage, therefore, the full financial effect of reporting under IFRS, as it will be applied and reported in the group's first full IFRS financial statements, cannot be determined with certainty and may be subject to change.








Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 09 February, 2006